Exhibit 99.1

CollPlant Overview H.C. Wainwright 23 rd Annual Global Investment Conference Se p t ember 2021

Safe harbor statement Certain statements in this presentation constitute "forward - looking statements" within the meaning of Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act and are usually identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "seeks," "should," "will," and variations of such words or similar expressions . We intend these forward - looking statements to be covered by the safe harbor provisions for forward - looking statements contained in Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act and are making this statement for purposes of complying with those safe harbor provisions . These forward - looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made . Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward - looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved . Furthermore, actual results may differ materially from those described in the forward - looking statements and will be affected by a variety of risks and factors that are beyond our control . Risks and uncertainties for our company include, but are not limited to : the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all ; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, dermal fillers for aesthetics, breast implants, VergenixSTR, and VergenixFG ; the Company’s ability to obtain favorable pre - clinical and clinical trial results ; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, breast implants, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling ; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, breast implants, VergenixSTR, and VergenixFG ; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers ; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations ; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing ; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others ; the overall global economic environment ; the impact of competition and new technologies ; general market, political, and economic conditions in the countries in which the Company operates ; projected capital expenditures and liquidity ; changes in the Company’s strategy ; and litigation and regulatory proceedings . Many of these factors that will determine actual results are beyond our ability to control or predict . For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward - looking statements, see the “Risk Factors” section of included in our most recently filed Annual Report on Form 20 - F . Existing and prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof . The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change . Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward - looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise . While we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of such products .

CollPlant – Unlocking the Regenerative Potential of rhCollagen

Regenerative and Aesthetic Medicine Company

Developing innovative technologies and products for tissue regeneration and organ manufacturing, to help people live longer and better

Proprietary Plant-based Technology Platform

Only commercially viable solution for mass production of rhCollagen

Collaboration Agreements with Industry Leaders

- AbbVie (ABBV)- Worldwide exclusive agreement for dermal and soft tissue fillers. Up to $103mm in payments plus royalties.
- 3D Systems (DDD)- Bioprinted solutions for breast reconstruction treatments

Well Capitalized

$48mm in cash and equivalents (June 30, 2021)

3

CollPlant

Our body is made of collagen ~30% of body’s protein content Main structural protein in the extracellular matrix (e.g. cartilage, bones, tendons, ligaments, skin and vasculature) Ideal scaffolding molecule for regenerative medicine

5 Expressing 5 human genes Transgenic tobacco plants

Plant-based platform produces human collagen in mass-scale

rhCollagen production process

Products

Growing



Transgenic tobacco

Extraction



Crude extract

Purification



rhCollagen


Medical aesthetics
BioInk
Commercial products (EU)

6

CollPlant

Better bio - functionality ● Accelerates human cell proliferation ● Faster tissue healing Superior homogeneity ● Controlled physical/rheological properties ● Reproducibility ● Transparency (not visible) Improved safety and greater purity ● Non - immunogenic ● Non - allergenic ● No pathogens ● No foreign body response rhCollagen - Ideal building block for tissue and organ transplants used in regenerative medicine Clear advantages over tissue - extracted collagen 7 Tissue Extracted Cell binding domains Cell binding domains Plant - derived

Product Pipeline

Aesthetic medicine

Dermal/soft tissue fillers

- Collaboration with Allergan an AbbVie company
- Photocurable dermal filler
- Injectable breast implants

3D bioprinting

3D bioprinted products

- Breast implants
- Regenerative Tissue Matrix for breast reconstruction (3D SYSTEMS)

BioInk formulations

- Soft and hard tissues

8

CollPlant

Collagen platform drives diverse opportunities for value creation

Development mode	Value creation
Co-developed	Milestone payments; Sales royalties; rhCollagen sales
Internally-developed	Technology In-licensing: • Milestone payments • Sales royalties • rhCollagen sales; Product Sales



Organs & Tissues
Products
Products
• Breast implants*
• Photocurable fillers
rhCollagen
Regenerative and aesthetic medicine applications
rhCollagen
BioInks
3D models for drug discovery and tissue testing
BioInks

CollPlant

* injectable, bioprinted and Regenerative Tissue Matrix

9

Dermal/Soft Tissue Fillers

Dermal fillers market overview ~2.2 M HA procedures in 2019 in the US 1 >$6.2B, 7.6% CAGR Global dermal filler market, 2019 2 CAGR 2020 - 2026 2 $100 - $250/unit Cost per syringe 3 11 1. 2. 3. https://www.plasticsurgery.org/documents/News/Statistics/2019/plastic - surgery - statistics - full - report - 2019.pdf https:// www.gminsights.com/industry - analysis/dermal - filler - market https://www.medicalsparx.com/juvederm - hydrate , https://www.medicalsparx.com/buy - juvederm - ultra - plus - xc Hyaluronic acid 80% 2019 Procedure breakdown, U.S (by material) 1 Polymethyl methacrylate microspheres 1% F at 2 % Polylactic acid 4% PRP 5 % Calcium Hydroxylapatite 8.2%

Collaboration agreement with AbbVie (Feb. 2021)

Agreement highlights:

A worldwide exclusive development and commercialization agreement for dermal and soft tissue fillers for the medical aesthetics market

Combines CollPlant's proprietary rhCollagen technology and AbbVie's technology

First right of negotiation for technology in an injectable breast implant and photocurable dermal filler

Financial highlights:

Up to $103M in potential payments, including:
- $14M upfront payment
- Up to $89 milestones and option payments

Royalties on products sales

CollPlant will manufacture and sell to AbbVie the rhCollagen used in the products

12

CollPlant
Revolutionizing Tissue Repair

rhCollagen-based photocurable regenerative dermal filler key attributes

Easy injection (30G needle)

Sculpting before curing

Optimized post curing stiffness

Good tissue retention



Injection

Sculpting

Photocuring in-situ

Tissue regeneration

http://collplant.com/products/photocurable-dermal-filler-animation-video/

13

CollPlant

Injectable breast implants* 14 • Composed of rhCollagen, additional materials and fat cells taken from the patient • Intended to promote breast tissue regeneration • Designed to support the viability and function of the autologous fat cells, and to attract cells to promote tissue regeneration • The scaffold is designed to gradually degrade and be replaced by newly grown natural breast tissue that is free of any foreign material * AbbVie’s Option Product

3D Bioprinted Tissues and Organs

16 A great medical need for supply of life saving organs ~30,000 US transplants per year 115,000 US waiting list 900,000 US deaths per year from organ impairment 3D bioprinting expected to bridge this gap and allow unlimited supply of life saving organs The technological building blocks already exist – a system integrator is needed to assemble them all together CollPlant’s rhCollagen - based BioInks portfolio and biomaterials expertise, are ideal for tissue and organ manufacturing

3D bioprinting represents a wide range of development opportunities



In-house Development
Collaboration with tier-1
Development cost
Time to market
Drug discovery
Drug screening
Tissue testing
Patient specific
Scaffolds
Spine fusion
Tendons, ligaments
Bones
Nerve conduits
Tissues
Breast
Heart valve
Cornea
Skin
Cartilage
Endocrine glands
Ovary
Pancreas
Thyroid
Organs
Lungs
Kidney
Liver
Heart

17

rhCollagen BioInk compositions in development

ECM components
(biological/ physical properties)

Polymers
(physical properties)

Ceramics
(hard tissue)

Nanoparticles
(sustained release/
physical properties)



BioInk Components
3D Bioprinting technologies
CollPlant
Revolutionizing Tissue Repair
BioInk
20ml

Direct Ink Writing
(DIW)

Inkjet

Projection
Stereolithography

Laser Induced Forward
Transfer (LIFT)

18

CollPlant
Pioneering Regenerative Medicine

Breast Reconstruction / Augmentation

Regenerative Tissue Matrix (RTM)
Developed in collaboration with 3D Systems

Provide extra coverage, direct-to-implant reconstruction and superior cosmetic results

US: mostly human-sourced (93%)
EU: mostly animal-sourced

Used in 61% of U.S. breast reconstruction surgeries

Breast reconstruction procedures using ADMS /yr (US): **60K**

Market potential (US) **$600Mn**

Surgical matrixes derived from cadavers and animals are associated with high costs, supply shortage and batch-to-batch variability

rhCollagen-based regenerative tissue matrix



20
CollPlant

Breast implants market overview

Current breast reconstruction is based on synthetic breast implantation, free flap surgery/autologous fat tissue transfer - all of which replace tissue rather than regenerate it.

$1.4B Market
worldwide *(2018)*[1]

$ 5-10K Cost
per full procedure in US[2]

~2,500,000
Breast implant procedures WW *(2019)*[3]
~550,000 in US *(2019)*[4]

FDA alert: Patients with breast implants have an increased risk of developing breast implant Associated-Anaplastic Large Cell Lymphoma *(Feb 2019)*[5]



19% Breast reconstruction
Procedure
(US segmentation)
60% Breast augmentation
21% Breast Lift

1. Analytical Research Cognizance, Global Breast Implant Market, March 2019
2. https://www.webmd.com/beauty/cosmetic-procedures-breast-augmentation#1
3. https://www.isaps.org/wp-content/uploads/2020/12/Global-Survey-2019.pdf
4. https://www.plasticsurgery.org/documents/News/Statistics/2019/plastic-surgery-statistics-full-report-2019.pdf\
5. https://www.fda.gov/medical-devices/letters-health-care-providers/breast-implant-associated-anaplastic-large-cell-lymphoma-bia-alcl-letter-health-care-providers

21

CollPlant

* ECM - extracellular matrix 22 CollPlant’s 3D bioprinted breast implants Breast scaffold bioprinting ECM* components + autologous fat cells loading Impla n t a tion a n d vascularization Implant replacement by newly formed tissue

Product pipeline

Product	Next milestone
Dermal filler (AbbVie)	According to plan
rhCollagen BioInks	1st BioInk market launch expected Q4, 2021
Regenerative Tissue Matrix (with DDD)	Preclinical package
Photocurable dermal filler	Preclinical package
Injectable breast implant	Preclinical package
Breast implants (3D printed)	Preclinical package

23

Experienced management team



Yehiel Tal
CEO
Regentis Biomaterials
ProChon Biotech
Kulicke & Soffa Industries



Eran Rotem
Deputy CEO & CFO
Tefron, CFO (NYSE,TASE)
Healthcare Tech., CFO (NASDAQ) & Gamida
E&Y



Nadav Orr, PhD
VP R&D
Ethicon Biosurgery, Johnson & Johnson



Ilana Belzer, PhD
COO
BioHarvest
Procognia Ltd.
Omrix Biopharmaceuticals
Interpharm



Philippe Bensimon, PharmD
VP RA/QA/CA
Maquet Getinge
3M Medical



Hadas Dreiher-Horowitz
VP HR
Elbit
Teva Pharmaceuticals
Mul-T-Lock

24

CollPlant investment thesis

- **Only commercially viable technology currently available that can produce truly human collagen**
- **Multi-billion dollar markets:** innovative rhCollagen products initially aimed at 3D bioprinting and medical aesthetics
- **Broadly applicable technology:** Ideal building block/scaffolding molecule for regenerative medicine
- **Strategic agreement with AbbVie and 3D Systems**
- **Clinically validated technology**
- **Proven management team**


CollPlant
Nasdaq
CLGN
NasdaqListed
Nasdaq

25

Thank you